EXHIBIT 12.1
Federal Home Loan Bank of San Francisco
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)

(Dollars in millions)	2016	2015	2014	2013	2012
Earnings:
Income before assessments	$798	$716	$241	$360	$551
Fixed charges	608	430	467	605	647
Total earnings	$1,406	$1,146	$708	$965	$1,198
Fixed charges:
Interest expense	$607	$429	$466	$604	$646
Estimated rental expense based on an interest factor	1	1	1	1	1
Total fixed charges	$608	$430	$467	$605	$647
Ratio of earnings to fixed charges	2.31	2.67	1.52	1.59	1.85